Cusip #381317106

Item 1:       Reporting Person - Herbert M. Sandler
Item 4:       US Citizen
Item 5:       54,900
Item 6:       4,670,394
Item 7:       54,900
Item 8:       4,670,394
Item 9:       4,725,294
Item 11:      8.03%
Item 12:      IN

Item 1(a).    Name of Issuer:

              Golden West Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1901 Harrison Street
              Oakland, California  94612

Item 2(a).    Name of Person Filing:

              Herbert M. Sandler

Item 2(b).    Principal Business Office:

              1901 Harrison Street
              Oakland, California  94612

Item 2(c).    Citizenship:

              U.S. Citizen

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              381317 10 6

Item 3.       Not applicable.

Item 4.       Ownership

(a)  Amount beneficially Owned                                  (i)  4,725,294

     (i) Includes 54,000 shares held directly by Herbert M. Sandler; 4,507,186 shares held by Herbert M. Sandler with Marion O. Sandler, his wife, as co-trustees of a revocable trust; 900 shares as held by Mr. Sandler, as trustee for a trust for sister-in-law; and 163,208 shares held by Mr. Sandler with Mrs. Sandler in several trusts for the benefit of their descendents.

(b)  Percent of Class:                                                   8.03%

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:                          54,900

(ii)  shared power to vote or to direct the vote:                    4,670,394

(iii)  sole power to dispose or to direct the disposition of:           54,900

(iv)  shared  power to dispose  of or to direct the disposition of:  4,670,394

Item 5.     Ownership of Give Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


Dated:  February 14, 1996    /s/         Herbert M. Sandler
                                         Herbert M. Sandler